Virtual Annual Meeting of Holders of Common Shares

of IAMGOLD Corporation (the "Corporation")

May 5, 2026

REPORT OF VOTING RESULTS

National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

Item 1:  Election of Directors

The nominees listed on the Management Information Circular dated March 25, 2026, were elected as directors of the Corporation to hold office for the ensuing year or until their successors are elected or appointed. The Corporation received the following votes with respect to the election of the eight nominees:

Nominee	Votes For	% For	Votes Against	% Against
Renaud Adams	411,382,926	99.83	690,612	0.17
Christiane Bergevin	313,137,983	75.99	98,935,555	24.01
Lawrence Peter O'Hagan	409,152,082	99.29	2,921,456	0.71
Kevin P. O'Kane	379,500,746	92.10	32,572,792	7.90
Daniel Racine	411,388,502	99.83	685,035	0.17
David S. Smith	408,593,289	99.16	3,480,249	0.84
Murray P. Suey	393,376,701	95.46	18,696,836	4.54
Anne Marie Toutant	411,345,599	99.82	727,941	0.18

Item 2:  Appointment of Auditors

KPMG LLP were appointed auditor of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors. The Corporation received the following votes with respect to the election of the auditor:

Votes For	% For	Votes Withheld	% Withheld
381,448,712	85.52	64,607,053	14.48

Item 3:  Amendments to the Share Incentive Plan of the Corporation

The shareholders approved the amendments to the share incentive plan of the Corporation and the amended and restated share incentive plan of the Corporation. The Corporation received the following votes with respect to the amendments to the share incentive plan:

Votes For	% For	Votes Against	% Against
401,454,772	97.42	10,618,765	2.58

150 King Street West, Suite 2200 Toronto, ON, M5H 1J9 Canada

T 416 360 4710 F 416 360 4750 Toll Free 1 888 IMG 9999 E info@iamgold.com iamgold.com

Item 4:  Executive Compensation

The shareholders approved an advisory resolution on IAMGOLD's approach to executive compensation. The Corporation received the following votes with respect to executive compensation:

Votes For	% For	Votes Against	% Against
407,862,847	98.98	4,210,689	1.02

Dated this 5th day of May 2026.

IAMGOLD CORPORATION

/s/ Annie Torkia Lagacé

_____________________________

Annie Torkia Lagacé

Chief Legal Officer

150 King Street West, Suite 2200 Toronto, ON, M5H 1J9 Canada

T 416 360 4710 F 416 360 4750 Toll Free 1 888 IMG 9999 E info@iamgold.com iamgold.com